EXHIBIT 10

                                [ON LETTERHEAD OF
      FISHMAN, MERRICK, MILLER, GENELLY, SPRINGER, KLIMEK & ANDERSON, P.C.]



   January 5, 1998

   VIA FACSIMILE AND
   VIA FEDERAL EXPRESS

   Ms. Janine Poronsky
   Damen Financial Corporation
   200 West Higgins Road
   Schaumburg, IL  60195-3788

   Dear Ms. Poronsky:

             I am in receipt of your letter dated January 2, 1997, wherein you have indicated Damen Financial Corporation's refusal to allow Mr. Duggan to make his nominations for the election of directors and to present his shareholder proposal at the meeting of shareholders to be held on January 27, 1998. The sole reason you have given for the Company's failure to allow the nomination and proposal is the fact that the Company's records do not reflect that Mr. Duggan is a stockholder entitled to vote at the meeting and because Mr. Duggan's name and address do not appear in the Company's record. In light of the fact that we have provided the Company with a letter from Bear Stearns indicating that Paul
   J. Duggan is the beneficial owner of 246,400 shares of the Company's common stock, the Company's position is completely unfounded, in violation of its own by-laws, and is a transparent attempt to delay if not completely void Mr. Duggan's rights as a shareholder.

             Article I, Section 6(b) of the Company's by-laws provides that business may be brought before a shareholders meeting "by any stockholder of the Company who is entitled to vote with respect thereto and who complies with the notice procedure set forth in this Section 6(b)". Nowhere do the by-laws provide that such shareholder must be a shareholder of record rather than a beneficial holder of the Company's common stock. The only requirement is that such shareholder be entitled to vote at such meeting. Mr. Duggan received a Proxy Statement from Bear Stearns relating to the meeting as further proof of his status as a shareholder and he is entitled to vote at the meeting. Note that the notice provisions of
   Section 6(b) require that the shareholder provide "the class and number of shares of the Corporation's capital stock that are beneficially owned by such stockholder" (emphasis added). The by-laws themselves contemplate a beneficial owner of such shares having the right to bring business before the meeting of shareholders. The notice provision also requires, as you indicated, that a shareholder provide its name and address as they appear on the Corporation's books. However, such notice has been complied with by Mr. Duggan by indicating that his shares are held in street name by Bear Stearns.

             Please notify us by the end of business on Wednesday, January 7, 1998, whether you intend to change your position and allow Mr. Duggan to present his proposal and make his nominations for directors. As Mr. Duggan's good faith compliance with the Company's by-laws, and other rules, have been met with delay and obstruction on the Company's part, in the event the Company does not change its position, we will have no choice but to pursue legal remedies available to Mr. Duggan to enforce his rights as a shareholder of the Company.

             Mr. Duggan has also made a request pursuant to Rule 14a-7 for a shareholders list or, in lieu thereof, the Company's agreement to mail out proxy materials he intends to distribute to shareholders. The Company's obligations under Rule 14a-7 are wholly independent of its determination of whether or not Mr. Duggan's shareholder proposal or nominations may be brought before the shareholders meeting. The Company's response to Mr. Duggan, under Rule 14a-7, is due by the close of business on Wednesday, January 7, 1998. Note that Section 14a-7 specifically applies to any record or beneficial holder of securities. Again, if a response in compliance with Rule 14a-7 is not timely received, we will have no choice but to pursue all legal remedies available to Mr. Duggan including remedies provided under the Federal Securities Laws.

                                      Very truly yours,

                                      /s/ John M. Klimek

                                      John M. Klimek

   JMK/db